                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                    DMX INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   23323Q104
                                   ---------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 17, 1996
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          Exhibit Index is on Page 13

                                 SCHEDULE 13D

CUSIP NO. 23323Q104



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TELE-COMMUNICATIONS, INC.
      84-1260157

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC, AF, OO

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  27,100,687 Shares

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0 Shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  27,100,687 Shares

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0 Shares

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,100,687 Shares

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.5%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

Cusip No. 23323Q104



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                    DMX INC.
                         (Commission File No. 0-18806)


ITEM 1.  Security and Issuer

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the common stock, $.01 par value (the "Common Stock"), of DMX Inc., a Delaware corporation ("DMX"). DMX's principal executive offices are located at 11400 W. Olympic Blvd., Suite 1100, Los Angeles, California 90064-1507. Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 3 also restates the Statement and each subsequent amendment.


ITEM 2.  Identity and Background

         This Amendment No. 3 is being filed by TCI whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television

Cusip No. 23323Q104



business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Amendment No. 3 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the
Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

August 1994 Business Combination

         On August 4, 1994, at Special Meetings of Stockholders of TCIC and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of TCIC and LMC resulting in the companies becoming wholly owned subsidiaries of TCI (the "Business Combination"). The Business Combination became effective on August 4, 1994 upon certain filings with state authorities. Upon the effectiveness of the Business Combination, TCI became the indirect beneficial owner of all of the Common Stock owned by TCIC.

         The foregoing summary of the Business Combination is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and TCIC and the Prospectus of TCI filed on June 23, 1994 (the "Proxy Statement/Prospectus") by such parties as part of Registration Statement on Form S-4 (No. 33-54263). The Registration Statement and Proxy Statement/Prospectus were incorporated herein by reference and were so filed herewith as Exhibit A in the original Statement.


ITEM 3.  Source and Amount of Funds or Other Consideration

         TCI currently beneficially owns, directly and through certain of its subsidiaries, 27,100,687 shares of the Common Stock. The Common Stock was acquired in several previously

Cusip No. 23323Q104



reported transactions and in connection with three recent transactions. The information set forth below describes the previously reported and recent transactions and states the source and amount of the consideration used in the transactions.

Acquisition Pursuant to the Business Combination

        In connection with the Business Combination described in Item 2 above, TCI acquired indirect beneficial ownership of 3,409,063 shares of the Common Stock. The consideration for the acquisition of such Common Stock was the consideration given in the Business Combination which is described in the Proxy Statement/Prospectus under the heading "THE MERGER AGREEMENT -- Consideration to be Received in the Mergers".

August 1995 Purchase of the Common Stock

        TCI used its working capital as the source of the funds for the acquisition of 2,000,000 shares of the Common Stock purchased by TCI Turner Preferred, Inc. on August 29, 1995 (the "August 1995 Securities"). The August 1995 Securities were purchased for a total cash purchase price of $5,000,000.

January 1996 Purchase of the Common Stock

        TCI used its working capital as the source of the funds for the acquisition of 650,000 shares of the Common Stock purchased by TCI on January 2, 1996 and January 8, 1996 (the "January 1996 Securities"). The January 1996 Securities were purchased in three transactions for a total cash purchase price of $1,520,918. On January 2, 1996, TCI purchased 340,000 shares of the Common Stock for $2.31 per share for a total purchase price of $786,250. On January 8, 1996, TCI purchased 140,000 shares of the Common Stock for $2.4062 per share for a total purchase price of $336,868. On January 8, 1996, TCI purchased 170,000 shares of the Common Stock for $2.34 per share for a total purchase price of $397,800.

May 1996 Acquisitions of the Common Stock

        TCI used its working capital as the source of the funds for the acquisition on May 17, 1996 of 5,700,000 shares of the Common Stock from Stephen A. Wynn. The acquisition was pursuant to a Stock Purchase Agreement, dated as of May 13, 1996, between Mr. Wynn and TCI. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 7(B) and is hereby incorporated by reference. Such shares were purchased for $2 per share for a total cash purchase price of $11,400,000.

        Additionally, TCI used its working capital as the source of the funds for the acquisition on May 17, 1996 of 4,500,000 shares of the Common Stock from DMX. The acquisition was pursuant to a Stock Purchase Agreement, dated as of May 14, 1996, between DMX and TCI. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 7(C) and is hereby

Cusip No. 23323Q104



incorporated by reference. Such shares were purchased for $2 per share for a total cash purchase price of $9,000,000. The Common Stock acquired in these two transactions shall be referred to herein as the "May 1996 Securities".

        In addition, United Artists Programming International, Inc., an indirect majority owned subsidiary of TCI ("UAPI"), acquired 10,841,624 shares of the Common Stock from DMX in connection with a merger (the "Merger") pursuant to the terms of an Agreement and Plan of Merger, dated as of August 28, 1995, as amended, among DMX, TCI-Euromusic, Inc. ("TCI-E"), and UAPI (the "Merger Agreement"). The Merger Agreement is attached hereto as Exhibit 7(D) and is hereby incorporated by reference.

        In connection with the Merger, TCI-E was merged with and into DMX and DMX was the surviving corporation in the Merger. The Merger was effective as of May 17, 1996.

        Prior to the Merger, UAPI owned all of the outstanding shares of common stock of TCI-E. As consideration in the Merger for such ownership interest in TCI-E, UAPI received 10,841,624 shares of the Common Stock in exchange for all of the shares of TCI-E common stock. In addition, two promissory notes in the aggregate principal amount of $24,637,091 owed by DMX-Europe N.V. ("DMX-E") to TCI-E were canceled. Prior to the Merger, DMX owned 51% and TCI-E owned 49% of the issued and outstanding shares of DMX-E.


ITEM 4. Purpose of Transaction

        In connection with the Merger, Tele-Communications International, Inc., a majority owned subsidiary of TCI, received the right to appoint two directors to the board of directors of DMX. Donne F. Fisher and Leo J. Hindery, Jr. were appointed to the board of DMX to satisfy this requirement and to fill immediate vacancies created by the resignations of Stephen A. Wynn and W. Thomas Oliver. Donne Fisher currently serves as a director of TCI and serves as a consultant to TCI. Mr. Fisher served as an officer of TCI until January 1996. Additionally, Mr. Hindery serves as chief executive officer of InterMedia Partners, a multi-system cable television operator. TCI has various investments in InterMedia Partners and its related entities.

        In addition, there is an informal, non-binding understanding between TCI and a majority of the existing directors of DMX that TCI may recommend the appointment of two additional candidates for election to the board of directors of DMX. TCI plans to exercise its right to recommend the appointment of such candidates in the near future.

        Additionally, due to the current financial condition of DMX, management of DMX and the board of directors of DMX are continually reviewing alternatives and strategies for improving the financial performance of DMX. No assurance can be given that the outcome of this review by DMX management will not require a change in TCI's present investment in DMX or require an extraordinary corporate transaction as described in the next paragraph.

Cusip No. 23323Q104



        Except as otherwise described herein, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of DMX, or any disposition of securities of DMX; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DMX or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of DMX or any of its subsidiaries; (iv) any change in the present board of directors or management of DMX, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of DMX; (vi) any other material change in DMX's business or corporate structure; (vii) any changes in DMX's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of DMX by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of DMX; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of DMX; or (x) any action similar to any of those enumerated above.

        Notwithstanding the foregoing paragraph, TCI may determine to change its investment intent with respect to DMX at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as DMX's business and prospects, other developments concerning DMX, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of DMX. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of DMX in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of DMX or to change its intention with respect to any or all of the matters referred to in this Item.


ITEM 5. Interest in Securities of the Issuer

        (a) TCI presently beneficially owns 27,100,687 shares of the Common Stock. The 27,100,687 shares of the Common Stock beneficially owned by TCI represent 45.5% of the 59,586,594 shares of the Common Stock outstanding as of May 17, 1996 as reported by an officer of DMX.

        (b) TCI has the sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of the shares of the Common Stock that TCI beneficially owns.

        (c) Except for the acquisition of the Common Stock described herein, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Common Stock of DMX during the past sixty (60) days.

Cusip No. 23323Q104




        (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCI.

        (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        There are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Common Stock of DMX.


ITEM 7.  Material to be Filed as Exhibits

     A. Registration Statement on Form S-4, filed by TCI on June 23, 1994 and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference. (Previously submitted with Original Statement filed on August 11, 1994 via incorporation by reference)

     B. Stock Purchase Agreement, dated as of May 13, 1996, by and between TCI and Stephen A. Wynn.

     C. Stock Purchase Agreement, dated as of May 14, 1996, by and between TCI and DMX.

     D. Agreement and Plan of Merger, dated as of August 28, 1995, by and among UAPI, TCI-E, and DMX, as amended on November 1, 1995 and January 17, 1996.

Cusip No. 23323Q104




                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


[S]                                          [C]
June 6, 1996                                 TELE-COMMUNICATIONS, INC.


                                             /s/ STEPHEN M. BRETT
                                             ----------------------------------
                                             Stephen M. Brett
                                             Executive Vice President and
                                             General Counsel

Cusip No. 23323Q104




                                   SCHEDULE 1
                                   ----------


             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")
                [name changed from TCI/Liberty Holding Company]

                                                                         Principal Business
                                                                         or Organization in
                      Principal Occupation and                           Which Such Employment
Name                      Business Address                               Is Conducted
- ----                  ------------------------                           ---------------------
Bob Magness           Chairman of the Board and                          Acquisition, development
                      Director of TCI                                    and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming

John C. Malone        President and Chief Executive                      Acquisition, development
                      Officer and Director of TCI                        and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming

Donne F. Fisher       Consultant and                                     Acquisition, development
                      Director  of TCI                                   and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming

John W. Gallivan      Director of TCI;                                   Newspaper publishing
                      Chairman of the Board
                      Kearns-Tribune Corporation
                      400 Tribune Building
                      Salt Lake City, UT  84111

Anthony L. Coelho     Director  of TCI; Chairman and CEO of ETC w/ TCI   Investment Services
                      President and CEO of
                      Coelho Associates & LLP
                      1325 Avenue of the Americas, 26th Floor
                      New York, NY  10019

Kim Magness           Director of TCI;                                   Investment management
                      Manages various personal investments;
                      4000 E. Belleview
                      Englewood, CO  80111

Cusip No. 23323Q104



Robert A. Naify       Director of TCI;                                   Motion Picture
                      President and C.E.O. of                            Industry
                      Todd-AO Corporation;
                      172 Golden Gate Avenue
                      San Francisco, CA  94102


Jerome H. Kern        Director of TCI; Senior                            Law
                      Partner in Baker & Botts, L.L.P.,
                      599 Lexington Avenue
                      New York, NY  10022


Gary K. Bracken       Senior Vice President &                            Acquisition, development
                      Controller of TCI Communications, Inc.             and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming


Stephen M. Brett      Executive Vice President, Secretary                Acquisition, development
                      and General Counsel of TCI                         and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming


Brendan R. Clouston   Executive Vice President of TCI                    Acquisition, development
                      5619 DTC Parkway                                   and operation of cable
                      Englewood, CO  80111                               television systems and cable
                                                                         television programming


Barry Marshall        Executive Vice President  of                       Acquisition, development
                      TCI Communications, Inc.                           and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO 80111                                television programming


Larry E. Romrell      Executive Vice President of TCI                    Acquisition, development
                      5619 DTC Parkway                                   and operation of cable
                      Englewood, CO 80111                                television systems and cable
                                                                         television programming

Bernard W.            Senior Vice President & Treasurer                  Acquisition, development
Schotters, II         of TCI Communications, Inc.                        and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming

Cusip No. 23323Q104





Robert N. Thomson     Senior Vice President, Government                  Acquisition, development
                      Affairs, of TCI Communications, Inc.               and operation of cable
                      5619 DTC Parkway                                   television systems and cable
                      Englewood, CO  80111                               television programming


Fred A. Vierra        Executive Vice President of TCI                    Acquisition, development
                      5619 DTC Parkway                                   and operation of cable
                      Englewood, CO  80111                               television systems and cable
                                                                         television programming


Peter R. Barton       Executive Vice President of TCI                    Acquisition, development
                      5619 DTC Parkway                                   and operation of cable
                      Englewood, CO  80111                               television systems and cable
                                                                         television programming

Cusip No. 23323Q104



                                 EXHIBIT INDEX
                                 -------------

- --------------------------------------------------------------------------------
    EXHIBIT                        EXHIBIT                             PAGE
    NUMBER
- --------------------------------------------------------------------------------
    7(A)     Registration Statement on Form S-4, filed by TCI          (Previously
             on June 23, 1994 and thereafter amended and ordered       filed)
             effective June 23, 1994, under Commission File No.
             33-54263, which is hereby incorporated by this
             reference.  (Previously submitted with Original
             Statement filed on August 11, 1994 via
             incorporation by reference)

    7(B) Stock Purchase Agreement, dated as of May 13, 1996, by and between TCI and Stephen A. Wynn.

    7(C) Stock Purchase Agreement, dated as of May 14, 1996, by and between TCI and DMX.

    7(D)     Agreement and Plan of Merger, dated as of August 28,
             1995, by and among UAPI, TCI-E, and DMX, as amended on November 1, 1995 and January 17, 1996.